UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,169,741

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,169,741

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,169,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.23% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on 63,822,028 shares of Common Stock issued and outstanding as of August 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.19% (1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Based on 63,822,028 shares of Common Stock issued and outstanding as of August 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.11% (1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Based on 63,822,028 shares of Common Stock issued and outstanding as of August 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,461,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,461,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.52% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 63,822,028 shares of Common Stock issued and outstanding as of August 1, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2017.

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016 and Amendment No. 9 filed on January 27, 2017 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 10 to the Schedule 13D.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, reference is made to Attachment 1, which is incorporated herein by reference. The information required by Instruction C to Schedule 13D with respect to the executive officers and managers of Cresta Investments and Cresta Greenwood remains unchanged from the information previously included as Attachments 2 and 3 to Amendment No. 9 to the Schedule 13D, which was filed on January 27, 2017.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The Reporting Persons have discussed, and expect to continue to discuss, their investment in the Common Stock and Issuer’s 8.00% senior notes due June 1, 2020 (the “Notes”) with other holders of such Notes (the “Noteholders”), the Issuer and its representatives, other stockholders of the Issuer, and other stakeholders, together and separately. Such discussions may involve, but are not limited to, (i) proposals to exchange the Notes for Common Stock or other equity or debt securities, notes or instruments of the Issuer, (ii) the Issuer’s capitalization and debt structure, generally, including the Issuer’s credit facility and the potential replacement thereof or amendments thereto, (iii) proposals to revise the terms of the Notes or (iv) a financial restructuring, reorganization or other extraordinary corporate transaction.

The Reporting Persons have not entered into any agreement or understanding to act together with any other person for the purposes of acquiring, holding, voting or disposing of the Issuer’s equity or debt securities. Accordingly, the Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with any other person, and expressly disclaim beneficial ownership of any shares of the Issuer’s Common Stock beneficially owned by any other person.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of: October 20, 2017

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Executive Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1

All of the directors and executive officers (collectively referred to in this Attachment 1 as the “TRT Covered Persons”) of TRT Holdings, Inc. (“TRT”) are citizens of the United States. The names, business address, and principal occupation of the TRT Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below. Except for Robert B. Rowling (as set forth in the attached Schedule 13D), none of the other TRT Covered Persons beneficially own any shares of common stock of Northern Oil and Gas, Inc. None of the TRT Covered Persons has entered into any transactions with respect to the shares of common stock of Northern Oil and Gas, Inc. during the past 60 days. To the best knowledge of TRT, during the last five years, none of the TRT Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. TRT’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.

DIRECTORS

Name	Business Address	Principal Occupation

David G. Adams	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Robert B. Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Travis Blake Rowling	TRT Holdings, Inc.	Director
4001 Maple Ave., Suite 600
Dallas, Texas 75219

EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation

Robert B. Rowling	TRT Holdings, Inc.	Chief Executive Officer
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Travis Blake Rowling	TRT Holdings, Inc.	President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

James D. Caldwell	TRT Holdings, Inc.	Executive Vice President
4001 Maple Ave., Suite 600
Dallas, Texas 75219

Michael G. Smith	TRT Holdings, Inc. 4001 Maple Ave., Suite 600 Dallas, Texas 75219	Executive Vice President Real Estate and Development

David G. Adams	TRT Holdings, Inc. 4001 Maple Ave., Suite 600 Dallas, Texas 75219	Senior Vice President Taxation and Assistant Secretary

Paul A. Jorge	TRT Holdings, Inc.	Senior Vice President and General Counsel
4001 Maple Ave., Suite 600
Dallas, Texas 75219